                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
           Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant / /
Filed by a Party other than the Registrant  /X/
Check the appropriate box:
/X/     Preliminary Proxy Statement
/ /     Definitive Proxy Statement
/ /     Definitive Additional Materials
/ /     Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
/ /     Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))
                                Telos Corporation
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                              Value Partners, Ltd.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
/X/     No fee required.
/ /     Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
and 0-11.
        (1)    Title of each class of securities to which transaction
applies:
        ------------------------------------------------------------------
        (2)    Aggregate number of securities to which transaction
applies:
        ------------------------------------------------------------------
        (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
                                  ----------------------------------------

        (4)    Proposed maximum aggregate value of transaction:
                                                               -----------

        (5)    Total fee paid:
                              --------------------------------------------

/ /     Fee paid previously with preliminary materials.

/ /     Check box if any part of the fee is offset as provided by
        Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
        (1)    Amount previously paid:
                                      -------------------------------------

        (2)    Form, schedule or registration statement no.:
                                                            ---------------

        (3)    Filing party:
                            -----------------------------------------------

        (4)    Date filed:
                          -------------------------------------------------

                              VALUE PARTNERS, LTD.
                                2200 Ross Avenue
                                 Suite 4660 West
                               Dallas, Texas 75201
                                 (214) 999-1900

                                                                   June   , 1998


Dear Fellow Preferred Stockholder:

        Value Partners, Ltd., ("Value Partners") is the beneficial owner of 714,317, or 19.87%, of the issued and outstanding shares of the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "Preferred Stock") of Telos Corporation (the "Company"). Value Partners is soliciting your support to elect two Class D directors to the Board of Directors of the Company that are independent of, and have not been selected by, management of the Company.

        The Company has not declared or paid dividends on the Preferred Stock since 1991. The Company's Articles of Amendment and
Restatement of its Articles of Incorporation ("Articles") provide that if dividends are in arrears and unpaid for three consecutive semi-annual periods, then the number of directors constituting the Company's Board of Directors shall, without further action, be increased by two directors (designated as "Class D" directors) and the holders of the Preferred Stock (the "Preferred Stockholders") shall have the exclusive right to elect such directors.
Notwithstanding the requirements of the Articles, the Company has failed to call, or permit the Preferred Stockholders to call, a special meeting to elect the two Class D directors. Value
Partners, through the registered holder of its shares, Cede & Co. ("Cede"), made demand upon the Company to hold such meeting, was sued by the Company in a declaratory judgment proceeding and counter-claimed to enforce the rights of the Preferred Stockholders to obtain a Special Meeting of the Preferred Stockholders (the
"Special Meeting") to elect the Class D directors.  On April 22,
1998, the U.S. District Court for the Eastern District of Virginia
(the "Court"), decided that the Company was required to hold the Special Meeting for the election of the Class D directors and prohibited the Company from interfering with the meeting or the election.

        As a result of the Court's decision, the Special Meeting of the Preferred Stockholders to elect the two Class D directors will be held at the law offices of McGuire, Woods, Battle & Boothe, LLP, at the Army Navy Building, 1627 I ("Eye") Street, N.W., Washington,
D.C. 20006, on Friday, July 31, 1998, at 10:00 a.m.

        Value Partners has taken a stand for the Preferred Stockholders by obtaining a decision protecting the rights of all Preferred Stockholders. Value Partners is soliciting your vote in order to elect two nominees, Mr. Julio E. Heurtematte, Jr. and Mr. Malcolm
M.B. Sterrett (the "Nominees"), as the two Class D directors on the Company's Board of Directors. In December 1996, Value Partners became concerned that the Company was failing to live up to its obligations to the Preferred Stockholders, as set forth in the Articles. Value Partners believes that the placement of these two Nominees on the Board of

Letter to Preferred Stockholders
Page 2

Directors will provide to the holders of the Preferred Stock an ability to participate in the actions of the Board and the executive officers of the Company ("Management") and to at least have a voice in the affairs and governance of the Company.

        If elected, the Nominees would seek to --

            - ensure that the Company takes all appropriate steps to enable it to comply with its contractual obligations to the holders of the Preferred Stock;

            - conduct a thorough review of the Company's strategic objectives and current operations; and

            - ensure that Management is actively working to promote the best interests of the Company's shareholders, both Common and Preferred.

        These Nominees will provide something that Value Partners believes Telos Corporation has needed for a long time -- independent, outside directors who will represent the interests of the preferred owners of the Company, its Preferred Stockholders.

        We need your help to implement necessary representation of the Preferred Stockholders on Telos Corporation's Board in order to enhance its corporate governance. If you agree with us that the Preferred Stockholders have the right to ensure that there is independent oversight of the Company's Board now, then we urge you to vote FOR the Nominees on the enclosed WHITE proxy card.

        It is very important that you be represented at the Special Meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to mark, sign and date your WHITE proxy card today and return it in the envelope provided, even if you plan to attend the Special Meeting.

        Please vote the Value Partners WHITE proxy card today. In the event that you receive proxy cards sent to you by Mr. Litsinger, Mr. Goltermann or Dr. Greenblatt (each a "Challenger"), please do not sign or return them. Value Partners believes that its Nominees have the unique ability to best represent the Preferred
Stockholders, as set forth in detail in the attached Proxy
Statement. If you voted a Challenger's proxy card, you have every right to change your vote simply by signing, dating and mailing the enclosed WHITE proxy card. This will automatically cancel your earlier vote since only the latest dated proxy card will count at the Special Meeting.

Letter to Preferred Stockholders
Page 3

        We need your support to enable us to provide effective leadership and oversight on behalf of all the Company's Preferred
Stockholders.

                                                     Sincerely,


                                                     VALUE  PARTNERS, LTD.

                                                     By:  Ewing & Partners,
                                                              General Partner




                                             By:
                                                -------------------------------
                                                  Timothy G. Ewing
                                                  General Partner of Ewing &
                                                  Partners

                         1998 SPECIAL MEETING OF HOLDERS
                                     OF THE
                           12% CUMULATIVE EXCHANGEABLE
                           REDEEMABLE PREFERRED STOCK
                                       OF
                                TELOS CORPORATION
                               19886 Ashburn Road
                             Ashburn, Virginia 20147

                           To Be Held on July 31, 1998


                           ----------------------------

                                 PROXY STATEMENT
                                       of
                              VALUE PARTNERS, LTD.

                           ----------------------------


                                  INTRODUCTION

         This Proxy Statement and the accompanying WHITE proxy card are being furnished in connection with the solicitation of proxies by Value Partners, Ltd., a Texas limited partnership ("Value
Partners"), to be used at the 1998 Special Meeting of holders of the 12% Cumulative Exchangeable Redeemable Preferred Stock (the "Preferred Stock") of Telos Corporation, a Maryland corporation ("Telos" or the "Company"), to be held at the Army Navy Building, 1627 I ("Eye") Street, N.W., Washington, D.C. 20006 in the law offices of McGuire, Woods, Battle & Boothe, LLP, on Friday, July
31, 1998 at 10:00 a.m. and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement and the accompanying WHITE proxy card are first being mailed to holders of the Preferred Stock on or about ___________________, 1998.

         Value Partners owns 19.87% of Telos' outstanding Preferred Stock and is the single largest holder of the Company's Preferred Stock. This Special Meeting is occurring as a result of the Orders of the U.S. District Court for the Eastern District of Virginia (the "Court"), which were issued as a result of Value Partners' efforts. For a description of the Court's Orders dated April 22, 1998 and May 4, 1998 and its Memorandum Opinion dated April 22, 1998, see "Why You Should Vote for Value Partners' Nominees," below.

         Value Partners is a Texas limited partnership, of which Ewing & Partners is the general partner. Timothy G. Ewing is a general partner and the Managing Partner of Ewing & Partners. The business of Value Partners primarily consists of long-term investment in capital stocks, warrants, bonds, notes, debentures and other securities, although Value Partners will engage in the trading of securities as market conditions warrant. Value Partners has been a holder of the Company's Preferred Stock since June 30, 1994.

Proxy Statement
Page 2


         Value Partners is soliciting your proxy in support of the election of Mr. Julio E. Heurtematte, Jr. and Mr. Malcolm M.B. Sterrett (the "Nominees") as the Class D directors of Telos. The Class D directors are the two directors who may be elected to the Telos Board of Directors exclusively by the holders of the Preferred Stock at any time the Company has failed, for any reason, to pay dividends on the Preferred Stock for three consecutive semi-annual periods. No dividends have been paid on the Preferred Stock since 1991. Value Partners believes that two outside Class D directors are needed on the Telos Board to provide an independent voice on the current Board of Directors and a review of the actions taken by the executive officers of the Company ("Management").

         On November 24, 1997, April 2, 1997 and April 27 and 28, 1998, Value Partners filed with the Securities and Exchange Commission
(the "Commission") amendments to its Schedule 13D setting forth its intent to seek Class D representation on the Board of Directors at the Special Meeting to be held on July 31, 1998 pursuant to the Court's orders.


         As described below under "Why You Should Vote for Value Partners' Nominees," management of Telos refused to recognize the right of the Preferred Stockholders to elect their two independent Class D directors until Value Partners obtained a court order. Value Partners believes that the Board of Directors of Telos needs independent directors who will represent the interests of the Company's Preferred Stockholders.


                WHY YOU SHOULD VOTE FOR VALUE PARTNERS' NOMINEES

         The Company's Articles of Amendment and Restatement of the Articles of Incorporation (the "Articles") require that if the Company has failed, for any reason, to pay annual dividends of $1.20 per share on the Preferred Stock for three consecutive semi-annual periods, then the number of directors constituting the Board of Directors shall increase by two directors, without further action, and the holders of the Preferred Stock shall have the exclusive right, voting separately as a class, to elect the directors of the Company to fill such newly created "Class D" directorships.

         As stated in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, the Company has not declared or paid dividends on the Preferred Stock since
1991. Accordingly, the plain language of the Articles gives the Preferred Stockholders the right to elect two Class D directors.

         Other holders of the Preferred Stock have sought to have the Company recognize this basic right of representation. However, the Company has consistently failed to comply with these requests for Board representation and has used Company funds to fight such requests, even when legal action has been taken by stockholders against the Company to enforce

Proxy Statement
Page 3


these rights granted to the stockholders by the Company's Articles.
Although the Preferred Stockholders have a clear right to elect two Class D directors, Management has used nonsensical and convoluted legal arguments to prevent the election of the Class D directors. Rather than assist the holders of the Preferred Stock in obtaining their proper representation on the Board, Management has consistently denied the Preferred Stockholders their right to Board representation.

         Management's attitude and actions have failed to recognize that the holders of the Preferred Stock are preferential owners of the equity of the Company who have certain contractual rights under the Company's Articles, including representation on the Board of Directors if dividends are not paid for the requisite period.

         In December, 1996, Value Partners, the beneficial owner of 19.87% of the Preferred Stock, came to the conclusion that Management's actions were contrary to the Articles and applicable law and that representation for the Preferred Stockholders was necessary and appropriate.

         In that regard, on December 23, 1996, Value Partners mailed a registered letter (the "December 23 Letter") to the Company which:
(i) requested that the Company call a special meeting of the holders of the Preferred Stock to be held on January 31, 1997 to elect the two Class D directors; (ii) if the special meeting was not called as requested by January 23, 1997, Value Partners, as a beneficial holder of more than 10% of the Preferred Stock, called for a special meeting of the holders of the Preferred Stock to be held on Friday, February 28, 1997 at 2:00 p.m. at the offices of Value Partners' special counsel located in Washington, D.C., and requested, among other things, that the Company provide to holders of record of the Preferred Stock 30 days written notice of the special meeting; and (iii) nominated two persons, Mr. Julio E. Heurtematte, Jr. and Mr. Malcolm M.B. Sterrett, to run as candidates for the Class D director positions. By its December 23 Letter, Value Partners also requested that the Company provide it with access to the stock books of the Company relating to the holders of the Preferred Stock, so Value Partners could communicate with other Preferred Stockholders.

         On January 7, 1997, the General Counsel of the Company, a Mr. William Brownley ("Mr. Brownley"), contacted Value Partners' special counsel regarding the December 23 Letter. Mr. Brownley claimed that the January 31 date did not provide for sufficient time to hold a special meeting as required under the Company's bylaws and, in any event, that Value Partners had no right to call a special meeting.

         By letter dated January 10, 1997, Mr. Brownley stated that:
(i) the Company would not call a special meeting of the holders of the Preferred Stock; (ii) Value Partners did not make a proper request for a list of holders of the Preferred Stock; and (iii) the Company would not provide Value Partners with a list of such holders. After an additional written

Proxy Statement
Page 4


request by Value Partners' special counsel on January 17, 1997, the Company continued to refuse to provide a stockholder list to Value Partners.

         Notwithstanding the fact that the Company had recognized Value Partners as a major stockholder by virtue of its prior Schedule 13D filings, had engaged in discussions with Value Partners' general partner regarding the Company's Board of Directors, had treated
Value Partners as if it were the record holder of the shares beneficially owned by Value Partners and never questioned Value Partners' ownership or ability to exercise its rights as a holder of the Preferred Stock, on January 23, 1997, Mr. Brownley transmitted to Value Partners' special counsel a letter stating that the Company "finds that Value Partners does not appear to be a shareholder of Telos Corporation's public preferred stock.
Therefore, Telos does not have the obligation nor, indeed, the right, to respond to any of Value Partners' demands, requests or deadlines."

         On February 3, 1997, Value Partners' special counsel, on behalf of Value Partners, delivered by registered mail to the Company two letters. The first letter was a demand by Cede which is the official "record" holder of the shares of Preferred Stock beneficially owned by Value Partners. To avoid confusion, unless otherwise indicated, Cede, as the record holder for Value Partners shall be referred to herein as "Value Partners".) That first letter confirmed and renewed Value Partners' prior demands in its December 23 Letter. Value Partners demanded that: (i) the Company call and hold a special meeting of the holders of the Preferred Stock on March 31, 1997, or, if not called by the Company, in accordance with the terms of the Articles, Value Partners designated itself to call such a meeting and called the special meeting to be held on April 4, 1997 at 2:00 p.m. at the offices of Value Partners' special counsel; (ii) Value Partners' nominees be put on the ballot for election as Class D directors; and (iii) the Company provide to Value Partners a stockholder list pursuant to the Maryland General Corporation Law and the Company's Articles. The second letter, from Value Partners, made a demand upon the Company, pursuant to Rule 14a-7 promulgated under Securities Exchange Act of 1934, for a list of the holders of the Preferred Stock.

         The Company did not respond to the requests by Cede or Value
Partners.
         However, on February 26, 1997, the Company filed suit against Cede in the Circuit Court for Loudoun County, Virginia, seeking a declaratory judgment as to: (i) whether the Company was required to enlarge its Board of Directors by two directorships; (ii) whether the holders of the Preferred Stock were entitled to elect two Class
D directors; and (iii) whether the Company was obligated to call a special meeting, or alternatively, whether Cede was entitled to call such a meeting.

         On March 28, 1997, Cede removed the action commenced by the Company to the United States District Court for the Eastern
District of Virginia, Alexandria Division. That same day, Cede filed its Answer and Counterclaims (the "Counterclaim") in that litigation.

Proxy Statement
Page 5



The Counterclaim of Cede demanded, among other things, that the Court: (i) direct the Company to provide Cede with a stockholder list; (ii) declare that (A) the Company's Board of Directors has been increased by two Class D directors, and (B) the holders of the Preferred Stock have the exclusive right under the Company's Articles to elect two Class D directors to fill such directorships either (X) at a special meeting (and Cede is entitled to call that meeting), or (Y) at the Company's annual meeting, if the special meeting would be held during the period within 90 days immediately preceding the date fixed for the Company's annual meeting of stockholders; and (iii) enjoin the Company from interfering with the election of the two Class D directors by the holders of the Preferred Stock either at a special meeting or at the Company's annual meeting. Value Partners agreed to indemnify Cede for the costs of this litigation. Value Partners' litigation counsel represented Cede in this action.

         On April 22, 1998, the Court granted Cede's motion for summary judgment and ordered the parties to meet and confer regarding an appropriate form of final order by May 1, 1998 (i) enjoining the Company from interfering with the right of Value Partners (through
Cede) to elect two Class D directors to the Company's Board of Directors and (ii) compelling the Company to comply with Maryland law and to provide to Value Partners (through Cede) a list of the Company's Preferred Stockholders.

         In its Memorandum Opinion, the Court determined that there was no dispute that: (i) the holders of the Preferred Stock were entitled to receive cumulative semi-annual 12% dividends on the Preferred Stock, and (ii) if the dividends "payable" on the Preferred Stock are unpaid for three consecutive semi-annual periods, then the holders of the Preferred Stock have the right to elect two Class D directors to the Company's Board of Directors. The issue presented in the case was that the Company claimed that the Preferred Stockholders had no right to elect the two Class D directors because the dividends were not "payable" because they were not "legally available for payment" due to various impediments, such as the restrictive covenants in the Company's loan agreements.

         The Court determined that the intrinsic evidence, including the (i) plain meaning of the Articles, (ii) the terms and structure of other charter provisions, and (iii) the purpose of the provisions in the Articles, all point conclusively to the conclusion that "payable" means due or owed and that the right to elect the Class D directors was intended by the drafters of the Articles to be triggered by the non-payment of the dividends for three consecutive semi-annual periods "for whatever reason."

          In its analysis, the Court found the Company's legal arguments to be "nonsense" and that "injunctive relief is warranted to compel Telos to meet its statutory obligations to [Value Partners] to provide a verified stockholder list."

Proxy Statement
Page 6



         The judge's opinion further found that an injunction preventing Telos from interfering with the election was appropriate since Value Partners (through Cede) had: "convincingly demonstrated that (i) it has succeeded on the merits of its claim, (ii) there is no adequate remedy at law, (iii) the balance of the equities favors [Value Partners], and (iv) the public interest is served by the issuance of the injunction."

         On May 4, 1998, the Court entered an Order which set forth the terms and conditions of the Special Meeting and which stated that:
(i) Telos represented to the Court that it would follow and abide by the Court's Order of April 22, 1998; (ii) the dividends payable on the Preferred Stock have been in arrears and unpaid for more than three consecutive full semi-annual periods and the Preferred Stockholders are entitled to elect two Class D directors to the Telos Board; (iii) Cede was entitled to a stockholders list on or before May 8, 1998 (which list has been so delivered); (iv) Cede was awarded final judgment on its Counterclaim; (v) Telos shall take all necessary actions to hold a special meeting of its Preferred Stockholders on or before July 31, 1998 to allow the Preferred Stockholders to elect two Class D directors in accordance with the Telos Articles and Bylaws; and (vi) Telos must send the requisite notice of the Special Meeting to the Preferred
Stockholders on or before May 11, 1998.


                         THE COMMITMENT OF THE NOMINEES

         The Nominees are committed to providing independent, outside representation on the Telos Board on behalf of the Preferred
Stockholders and to the commencement of the payment of the accrued dividends on the Preferred Stock, as soon as possible.

         If elected, the Nominees would seek to --

           - conduct a thorough review of the Company's strategic objectives and current operations;

           - ensure that the Company takes all appropriate steps to enable it to comply with its contractual obligations to the holders of the Preferred Stock; and

           - ensure that Management is actively working to promote the best interests of the Company's shareholders, both Common and Preferred.

Proxy Statement
Page 7





         A vote for the Nominees is a vote for directors who are independent of Management and who are committed to providing the proper leadership and oversight which the Company needs.

         If, like us, you believe that the Board of Directors of Telos needs to have directors who are independent of Management in order to represent the interests of the Preferred Stockholders, Value
Partners urges you to mark, sign, date and return the enclosed
WHITE proxy card to vote FOR the election of each of the Nominees as soon as possible!


                              ELECTION OF DIRECTORS

General

         The Company's Restated Bylaws provide that the number of directors shall be not less than the minimum number required by law nor more than fifteen (15). There are currently four (4) members of the Board of Directors.

         The Company's Articles provide that if dividends on the Preferred Stock are in arrears and unpaid for three full semi-annual periods, then the number of directors constituting the Company's Board of Directors, without further action, shall be increased by two (Class D) directors and the holders of the Preferred Stock shall have the exclusive right to elect such directors. The Company is subject to a Court order prohibiting it from interfering with the election of the Class D directors. The Class D directors shall serve until the next Annual Meeting of stockholders of the Company and until their successors are elected and qualified. The Class D director positions will terminate and no Class D directors will be permitted to be elected to the Board of Directors and the number of directors constituting the Board of Directors shall be reduced, without further action, by two at such time as all dividends accumulated on the Preferred Stock shall have been paid in full, subject to reverting in the event of each and every subsequent failure of the Company to pay dividends for three consecutive full semi-annual periods.

Compensation of Directors

         During the fiscal year ended December 31, 1997, employee directors were paid a fee of $2,000 for each Board meeting attended. Outside directors Mr. Norman P. Byers and Dr. Stephen D. Bryen were paid an annual fee of $25,000, and further compensated at a rate of $750 for each meeting in excess of four meetings a year. Chairman of the Board, Dr. Fred Charles Ikle, is paid $25,000 quarterly for his service on the Board. In addition, Mr. Byers receives $5,000 per annum for his service as Proxy Chairman. The compensation paid to the outside directors is paid pursuant to a proxy agreement between the Company, the

Proxy Statement
Page 8



Defense Security Service and certain of the Company shareholders. During the fiscal year ended December 31, 1997, no directors of the Company were awarded options.

The Nominees

         Value Partners orally requested, through its special counsel in Washington, D.C., that the Nominees serve as the Class D directors. Value Partners is not compensating the Nominees for such service or for agreeing to become nominees.

         Neither Mr. Heurtematte nor Mr. Sterrett is related by blood, marriage or adoption to any member of the Board of Directors or to any of the executive officers named in the Company's Form 10-K for the year ended December 31, 1997.

         Value Partners recommends that Preferred Stockholders of Telos elect the Nominees as the Class D Directors of Telos at the Special Meeting. If both Nominees are elected, the Nominees would constitute one-third of the entire Board of Directors of Telos.
The Nominees and their business qualifications are listed below.

         Julio E. Heurtematte, Jr. Mr. Heurtematte, 62, has been a private consultant since 1989, specializing in international projects, trade and investments. From 1963 to 1989, Mr. Heurtematte held various positions of increasing responsibility at the Inter-American Development Bank (the "IAD Bank"), most recently as the Deputy Manager for Project Analysis where he headed a sub-department of approximately 80 professionals (including engineers, economists and financial analysts) responsible for the evaluation of up to 50 projects per annum resulting in annual loans from the IAD Bank of between $1.2 billion and $2.6 billion. From 1979 to 1989, Mr. Heurtematte was also a member of IAD Bank's Pension Fund Investment Committee. In addition, Mr. Heurtematte: (i) has not, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws; (ii) beneficially owns no shares of Preferred Stock or any other class of capital stock of the Company, directly or indirectly; (iii) owns no shares of Preferred Stock or any other class of capital stock of the Company, of record but not beneficially; (iv) has not purchased or sold any shares of Preferred Stock or any other class of capital stock of the Company, within the past two years; (v) has borrowed no funds for the purpose of acquiring or holding the Preferred Stock or any other class of capital stock of the Company; (vi) is not and was not, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of

Proxy Statement
Page 9


proxies.  Mr. Heurtematte is the nominee of Value
Partners but has no affiliation with Value Partners; (vii) is not presently aware of any Exchangeable Preferred Stock owned by any of his "associates" (as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended ("Exchange Act")). Mr. Heurtematte's sole "associate" is his spouse, Marie Jeanne Heurtematte; (viii) beneficially owns no securities of any parent or subsidiary of the Company, directly or indirectly; (ix) is not indebted to the Company; and (x) has not engaged in any transactions with the Company. Neither Mr. Heurtematte, nor to the best of his knowledge, any associate of Mr. Heurtematte, nor any member of the immediate family of the foregoing, have engaged in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in an amount involved which exceeds $60,000. Other than as serving as a Class D director, if elected, neither Mr. Heurtematte nor any of his associates have any arrangement or understanding with any person (A) with respect to any future employment by the Company or its affiliates; or (B) with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Mr. Heurtematte is a U.S. citizen. His address is 5028 Lowell Street, Washington, D.C. 20016.

         Malcolm M.B. Sterrett. Mr. Sterrett, 55, is a private investor. From 1989 to 1993, he was a partner at the law firm of Pepper Hamilton & Scheetz, Washington, D.C. From 1988 to 1989, he served as General Counsel to the U.S. Department of Health and Human Services and from 1982 to 1988 he was a Commissioner on the U.S. Interstate Commerce Commission. Prior thereto, he was Vice President and General Counsel to the United States Railway Association and served as Staff Director and Counsel to the U.S. Senate Committee on Commerce, Science and Transportation. Mr. Sterrett (i) has not, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws; (ii) beneficially owns no shares of Preferred Stock or any other class of capital stock of the Company, directly or indirectly; (iii) owns no shares of Preferred Stock or any other class of capital stock of the Company, of record but not beneficially; (iv) has not purchased or sold any shares of Preferred Stock or any other class of capital stock of the Company, within the past two years; (v) has borrowed no funds for the purpose of acquiring or holding the Preferred Stock or any other class of capital stock of the Company; (vi) is not and was not, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Mr. Sterrett is the nominee of Value Partners but has no affiliation with Value Partners; (vii) is not presently aware of any Preferred Stock owned by any of his "associates"

Proxy Statement
Page 10

(as such term is defined by Rule 12b-2 of the Exchange Act).
Mr.Sterrett's sole "associate" is his spouse, Joan D. Sterrett; (viii) beneficially owns no securities of any parent or subsidiary of the Company, directly or indirectly; (ix) is not indebted to the Company; and (x) has not engaged in any transactions with the Company. Neither Mr. Sterrett, nor to the best of his knowledge, any associate of Mr. Sterrett, nor any member of the immediate family of the foregoing, have engaged in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in an amount involved which exceeds $60,000. Other than as serving as a Class D director, if elected, neither Mr. Sterrett nor any of his associates have any arrangement or understanding with any person (A) with respect to any future employment by the Company or its affiliates; of (B) with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Mr.
Sterrett is a U.S. citizen.  His address is 4516 Wetherill Road,
Bethesda, Maryland 20816.


         Each Nominee, if elected, would hold office until the 1999 Annual Meeting of Stockholders and until a successor has been elected and qualified or until his earlier death, resignation or removal. Each Nominee has consented in writing to serve as a Class D director if elected. Although Value Partners has no reason to believe that either of the Nominees will be unable to serve as a director, if any one or more of the Nominees is not available for election, the persons named on the WHITE proxy card will vote for the election of such other nominees as may be proposed by Value Partners.

         After the two Class D directors are elected, in the event any vacancy occurs in Class D prior to the expiration of the terms of such directors, then the remaining director (if any) may appoint a successor to hold office for the unexpired term of the director whose place shall be vacant. If both Class D directors cease to serve as directors before their terms expire, the holders of the then outstanding Preferred Stock may, at a special meeting of such holders, elect successors for the unexpired terms of the directors whose places shall be vacant.


                      INFORMATION REGARDING VALUE PARTNERS

         Value Partners is the beneficial owner of 714,317 shares of the Preferred Stock, which, at May 15, 1998, represented 19.87% of the issued and outstanding shares of the Preferred Stock as reported by the Company in its Form 10-Q for the quarter ended
March 31, 1998. Ewing & Partners, a Texas general partnership, is the general partner of Value Partners. Timothy G. Ewing is the general partner and the Managing Partner of Ewing & Partners. In addition, Ewing Asset Management, L.L.C., a Texas limited liability company, holds a 1% general partnership interest in Ewing & Partners. Mr.Ewing is the Manager and 100% owner of EAM. As such, Mr. Ewing has the authority to cause such

Proxy Statement
Page 11



entities to acquire, hold, trade and vote the Preferred Stock. None of such entities were formed solely to acquire, hold or sell the Preferred Stock. Each of such entities holds securities issued by one or more companies other than the Company. The limited partners in Value Partners are sophisticated, "accredited" investors and are passive investors who do not, directly or indirectly, participate in the management of these entities. Value Partners is a private investment fund. The voting power over the Preferred Stock is not subject to any contingencies beyond the standard provisions for entities of this nature (i.e., limited partnerships) which govern the replacement of a general partner. None of the limited partners are "participants" in this solicitation. The principal place of business for Ewing & Partners, EAM and Mr. Ewing is the same as for Value Partners; it is 2200 Ross Avenue, Suite 4660, Dallas, Texas 75201.

Proxy Statement
Page 12



         The following table sets forth information with respect to purchases of the Preferred Stock of the Company by Value Partners in the two years preceding the date of this Proxy Statement.


       Date of             Price Paid             No. of
      Purchase            or Obtained             Shares
  ------------------    ----------------     ---------------
      06-30-94             $56,100.00             12,000
      07-20-94             154,074.38             35,217
      07-21-94             107,500.00             25,000
      08-01-94             107,500.00             25,000
      08-03-94             158,400.00             36,000
      08-12-94              53,250.00             12,000
      09-20-94              36,560.00              8,000
      09-21-94              22,750.00              5,000
      09-28-94              36,465.00              8,500
      01-01-95              21,420.00              7,000
      03-01-95             111,100.00             55,000
      06-08-95             185,745.00             95,000
      09-14-95             472,020.00            100,000
      09-14-95              35,645.00              7,600
      09-22-95              45,645.00             10,000
      10-09-95             462,520.00            100,000
      10-13-95              57,770.00             12,000
      10-24-95             435,545.00             85,000
      10-25-95              71,270.00             15,000
      11-09-95              93,770.00             20,000
      05-02-96             205,395.00             31,000
      05-03-96              65,645.00             10,000
  ------------------    ----------------     ---------------
  ------------------    ----------------     ---------------
       TOTAL:           $2,996,189.38            714,317


Proxy Statement
Page 13

         None of the holdings of Value Partners set forth herein are held of record but not beneficially, nor are any of such securities owned beneficially by associates of Value Partners, except as set forth herein. Value Partners is not presently aware of any Preferred Stock owned by any of its "associates" (as that term is defined by Rule 12b-2 under the Exchange Act), except that Value Partners has always attributed beneficial ownership to Ewing & Partners, and to the general partners thereof, Mr. Ewing and EAM. The holder of record of the shares beneficially owned by Value Partners is Cede. As of the date of this Proxy Statement, Value Partners has not purchased the Preferred Stock with funds that were borrowed or otherwise obtained for the purpose of acquiring such shares of the Preferred Stock. As of the date hereof, Value Partners has not sold any shares of the Preferred Stock in the two years preceding the date of this Proxy Statement. Value Partners holds no securities of any parent or subsidiary of the Company, directly or indirectly or other class of securities of the Company.

         In addition, Value Partners is not, or was not, during the past year, a party to any contracts, arrangements or understandings with any person with respect to the Preferred Stock. The Nominees agreed to run for the Class D director positions at the request of Value Partners. Value Partners does not beneficially own, directly or indirectly, any securities of any of the Company's subsidiaries. Other than as set forth herein, neither Value Partners nor any of its associates has any arrangement or understanding with any person: (i) with respect to any future employment by the Company or its affiliates; or (ii) with respect to any future transaction to which the Company or any of its affiliates will or may be a party. Value Partners has not engaged in any transaction or series of similar transactions since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party. Value Partners has not, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws. Value Partners is not and was not, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (except its limited partnership agreement and its request of the Nominees to run as candidates for the Class D director positions), including but not limited to joint ventures, loan or option arrangements, puts or calls, guaranties against loss or guaranties of profit, division of profits or losses, or the giving or withholding of proxies.

Proxy Statement
Page 14

                         BENEFICIAL OWNERSHIP OF HOLDERS
                        OF THE COMMON AND PREFERRED STOCK


         The following table sets forth, based on the publicly available information known to the Committee as of March 1, 1998, certain information as to each person or entity who or which was known to the Committee to be the beneficial owner of more than 5% of the issued and outstanding Common and Preferred Stock. (This information is based on the information provided in the Company's Form 10-K for the year ended December 31, 1997, as subsequently updated by the information provided in the Company's Form 10-Q for the quarter ended March 31, 1998.)


         As of May 15, 1998, the Company had outstanding 21,238,980 shares of Class A Common Stock, no par value; 4,037,628 shares of Class B Common Stock, no par value; and 3,595,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share. Only the holders of the Preferred Stock are entitled to vote at the Special Meeting.


         On or about May 8, 1998, the Company acquired from Union de Banque Suisse ("UBS") all of its interests in the Company for $5.5 million. The Company also paid UBS $1 million in fees related to such transaction and for previous services. As a result of such purchase by the Company, the percentage holdings of the other holders of the Class A Common Stock increased.

Proxy Statement
Page 15



                                                                               Amount and Nature              Percent
                                             Name and Address               of Beneficial Ownership             of
           Title of Class                  of Beneficial Owner                as of March 1, 1998              Class
-------------------------------    -----------------------------------    ----------------------------   ----------------
Class A Common Stock                   John R.C. Porter,                       23,030,718 shares(1)            75.99%
                                       Chairman of the Board

                                       15 Bernes St.
                                       London SW1W 9EA
                                       England

Class A Common Stock                   Telos Shared Savings Plan                3,658,536 shares               15.85%
                                       19886 Ashburn Road
                                       Ashburn, VA 20147

Class A Common Stock                   Union de Banque Suisse                   3,150,468 shares(2)            12.92%
                                       (Luxembourg) S.A.
                                       299 Part Ave. 37th Fl.
                                       New York, NY 10171

Class B Common Stock                   F&C Nominees Limited                     3,143,358 shares               77.85%
                                       11 Devonshire Square
                                       London EC 2M 4YR
                                       England

Class B Common Stock                   Bank of Scotland (London)                  815,700 shares               20.20%
                                       Nominees Limited
                                       11 Devonshire Square
                                       London EC 2M 4YR
                                       England

Class A Common Stock                   John B. Wood, President                  1,296,650 shares(3)             5.62%


All Officers and Directors                                                      2,458,403 shares(4)            10.65%
of the Company
As A Group (8 persons)

12% Cumulative Exchangeable            Value Partners, Ltd.                       714,317 shares(5)            19.87%
Redeemable  Preferred Stock            2200 Ross Avenue, Ste. 4660
                                       Dallas, TX  75201

12% Cumulative Exchangeable            Wynnefield Partners/Small                  215,000 shares                5.98%
Redeemable Preferred Stock             Value Cap
                                       One Penn Plaza, Ste. 4720
                                       New York, NY 10119


________________
(1) Mr. Porter's holdings include 7,228,916 shares of Class A Common Stock purchasable upon exercise of a warrant.

(2) As of March 1, 1998, UBS' holdings included 1,312,695 shares of Class A Common Stock purchasable upon exercise of a warrant. As noted above, the Company purchased all of UBS' interests in the Company on or about May 8, 1998.

(3) Mr. Wood holds options to acquire 1,288,000 shares of the Company's Class A Common Stock in addition to his current common stock holdings. These shares are purchasable upon exercise of warrant and are exercisable within 60 days of March 1, 1998.

(4) Under the Company's stock option plans and certain stock option agreements, all officers and directors as a group hold options to acquire 2,071,218 shares of Class A Common Stock exercisable within 60 days after March 1, 1998.

(5)      See "Information Regarding Value Partners."

Proxy Statement
Page 16


                                     VOTING

         Preferred Stockholders are urged to mark, sign and date the enclosed WHITE proxy card and return it today in the enclosed postage-paid envelope in time to be voted at the Special Meeting.

         The record date for determining stockholders entitled to notice of and to vote at the Special Meeting is June 26, 1998 (the "Voting Record Date"). Stockholders of record at the close of business on the Voting Record Date will be entitled to one vote at the Special Meeting for each share of Telos Preferred Stock held on the Voting Record Date and for as many individuals as there are directors to be elected. As of May 15, 1998, based on the Company's Form 10-Q for the quarter ended March 31, 1998, there were 3,595,586 shares of Preferred Stock issued and outstanding.

         Only holders of record of the Preferred Stock as of the close of business on the Voting Record Date will be entitled to vote. If you were a Preferred Stockholder of record on the Voting Record
Date, you may vote your shares at the Special Meeting even if you have since sold your shares. Accordingly, please vote the shares held by you on the Voting Record Date, or grant a proxy to vote such shares, on the WHITE proxy card, even if you sold your shares after the Voting Record Date.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Voting Record Date, only it can vote such shares. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

         The WHITE proxy solicited hereby, if properly signed and returned to Value Partners and not revoked prior to its use, will be voted in accordance with the instructions contained therein. If no contrary instructions are given, each proxy received will be voted FOR the Nominees for director described herein and, upon the transaction of such other business as may properly come before the meeting, in accordance with the best judgment of the persons appointed as proxies. Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) submitting a duly executed proxy bearing a later date; or (ii) appearing at the Special Meeting and giving the Secretary notice of his or her intention to vote in person. Proxies solicited hereby may be exercised only at the Special Meeting and any adjournment thereof and will not be used for any other meeting.

         Each share of Preferred Stock is entitled to one vote at the Special Meeting on all matters properly presented at the meeting and may be voted for as many individuals as there are directors to be elected. Directors are elected by a plurality of the votes cast with a quorum present. A quorum consists of stockholders representing, either in person or by proxy, a majority of the outstanding Preferred Stock entitled to vote at the meeting.

Proxy Statement
Page 17


Abstentions are considered in determining the presence of a quorum but will not affect the plurality vote required for the election of directors.

         If the election of the Class D directors is contested, under rules applicable to broker-dealers, the proposal for the election of the Nominees would be considered a "non-discretionary" item upon which broker-dealers may not vote on behalf of their clients unless such clients have furnished voting instructions. As a result, there may be broker non-votes at the Special Meeting. However, broker non-votes will have no effect on the election of directors by a plurality vote. If there is no contest, the proposal for the election of the Nominees would be considered a "discretionary" item upon which broker-dealers may vote on behalf of their clients where the clients have not submitted voting instructions. In that case, there would be no broker non-votes at the Special Meeting.


                    VALUE PARTNERS STRONGLY RECOMMENDS A VOTE
                        FOR THE ELECTION OF THE NOMINEES.

                                  OTHER MATTERS

         Each proxy solicited hereby also confers discretionary authority on the proxies named on the WHITE proxy card to vote the proxy with respect to the election of any person as a director if a Nominee is unable to serve or for good cause will not serve, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the Special Meeting. Value Partners is not aware of any business that may properly come before the Special Meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

         Value Partners or the Nominees may solicit proxies by mail, advertisement, telephone, facsimile, telegraph and personal solicitation. Value Partners or its regular employees or the Nominees may solicit proxies personally or by telephone without additional compensation. Value Partners or the Nominees will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy solicitation materials to the beneficial owners of the Common Stock.


         Value Partners has retained D.F. King & Co., Inc., 77 Water Street, New York, New York 10005, a professional proxy solicitation firm, to assist in the solicitation of proxies and for related services. Value Partners will pay D.F. King & Co., Inc. a fee of $4,000 plus $3.00 per telephone call and has agreed to reimburse it for its reasonable out-of-pocket expenses. Value Partners has agreed to indemnify D.F. King & Co., Inc. and its controlling persons, officers, directors, employees and agents from and against any and all losses, claims,

Proxy Statement
Page 18

damages, liabilities and expenses relating to its engagement, including liabilities and expenses under the federal securities laws, but excluding matters relating to the indemnified person's negligence, bad faith, willful misconduct or violation of law or regulation. Approximately 30 persons will be used by D.F. King & Co., Inc. in its solicitation efforts.

         Value Partners will initially bear the cost of soliciting proxies in connection with the Special Meeting. The cost of such solicitation, which includes the fees of Value Partners' attorneys, solicitors, advertising, printing and mailing and other costs incidental to the solicitation, including litigation fees and expenses, cannot be stated with precision at this time. However, Value Partners estimates that the total expenditures relating to this proxy solicitation will be approximately $165,000, of which approximately $142,000 has been incurred as of March 31, 1998, which fees and expenses began to accrue on or about May, 1996. Of the total estimate, approximately $100,000 relates to fees and expenses incurred in connection with litigation necessitated by the refusal of the Management to abide by the clear requirements of the Company's Articles and hold a special meeting to elect the Class D directors. If the Nominees are elected to the Board of Directors, Value Partners presently intends to seek reimbursement from the Company for the costs incurred by the Committee, but does not presently intend to submit the question of such reimbursement to a vote of the stockholders.

         Value Partners assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company's Form 10-K for the year ended December 31, 1997 or the Form 10-Q for the quarter ended March 31, 1998, or its other public filings.

         YOUR VOTE IS IMPORTANT! WE URGE YOU TO SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT TODAY IN THE ENCLOSED
POSTAGE-PAID ENVELOPE.

                                    IMPORTANT

         Your vote is important. Regardless of the number of shares of Telos Preferred Stock you own, please vote as recommended by Value Partners, Ltd. by taking this simple step:

1. PLEASE SIGN, DATE and PROMPTLY MAIL the enclosed WHITE proxy card in the postage-paid envelope provided.

2. PLEASE DO NOT RETURN ANY PROXY CARDS THAT MAY BE SENT TO YOU BY MR. GOLTERMANN, MR. LITSINGER OR DR. GREENBLATT (THE
         "CHALLENGERS").

         IF YOU VOTED A CHALLENGER'S PROXY CARD BEFORE RECEIVING A VALUE PARTNERS WHITE PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE SIMPLY BY SIGNING, DATING AND MAILING THE ENCLOSED WHITE PROXY CARD. THIS WILL CANCEL YOUR EARLIER VOTE SINCE ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE SPECIAL MEETING.

         If you own shares in the name of a brokerage firm, only your broker can vote your shares on your behalf. Please call your broker and instruct him/her to execute a WHITE card on your behalf. You should also promptly sign, date and mail your WHITE card when you receive it from your broker. Please do so for each separate account you maintain.

         You should return your WHITE proxy card at once to ensure that your vote is counted. This will not prevent you from voting in person at the meeting should you attend.

         If you have any questions or need assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting us, toll-free at 1-800-859-8509.

                              VALUE PARTNERS, LTD.
                                 REVOCABLE PROXY


         THIS PROXY IS SOLICITED ON BEHALF OF VALUE PARTNERS, LTD. ("VALUE PARTNERS") FOR USE AT THE SPECIAL MEETING OF
THE HOLDERS  OF  THE  TELOS  CORPORATION  (THE  "COMPANY")
PREFERRED STOCK (AS DEFINED BELOW) TO BE HELD ON JULY 31, 1998 AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

         The undersigned, being a holder ("Preferred Stockholder") of the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "Preferred Stock"), of the Company as of June 26, 1998, hereby authorizes Timothy G. Ewing or Timothy B.
Matz or any successors thereto as proxies, with full powers of substitution, to represent the undersigned at the Special Meeting of Preferred Stockholders of the Company to be held at the Army
Navy Building, 1627 I ("Eye") Street, N.W., Washington, D.C. 20006, at the law offices of McGuire, Woods, Battle & Boothe, LLP, on Friday, July 31, 1998 at 10:00 a.m., Eastern Time, and at any adjournment or postponement of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

1.       ELECTION OF DIRECTORS

         / / FOR all nominees listed                 / / WITHHOLD AUTHORITY
             below (except as marked                     for all nominees
             listed to the contrary below)               below

Nominees for a one-year term: Julio E. Heurtematte, Jr.; Malcolm
M.B. Sterrett

(INSTRUCTION: To withhold authority to vote for one of the nominees, cross-out the name of the nominee set forth above.)

         In their discretion, the proxies are authorized to vote with respect to the election of any person as a director if a nominee is unable to serve or will not serve, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the meeting.



         Value Partners recommends that you vote FOR the nominees of Value Partners. Shares of Preferred Stock of the Company will be voted as specified. If no specification is made, shares will be voted for the election of Value Partners' nominees to the Board of Directors and otherwise at the discretion of the proxies. This proxy may not be voted for any person who is not a Value Partners nominee. This proxy may be revoked at any time before it is voted at the Special Meeting.

                  (To be signed and dated on the reverse side)


                                 [Reverse Side]


         The undersigned hereby acknowledges receipt of the Proxy
Statement from Value Partners for the Special Meeting.


                  Dated:                         , 1998
                        -------------------------


                  -----------------------------------------


                  -----------------------------------------
                  Signature(s)


                  Please sign this exactly as your name(s) appear(s) on this proxy. When signing in a representative capacity, please give title.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING
THE ENCLOSED ENVELOPE.